
ventracor

03 JUN 13 AM 7:21

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

10 June 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL


03022849

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Corporate Communications

encls

dlw 6/20





03 JUN 10 AM 7:21

APRIL 2003

Message from Managing Director and CEO Michael Spooner



On 1 A, 2003, Ventracor was ad ed to the S&P/A! 30 – the leading index f ompanies listed on the . tralian Stock Exchar .

As we now move into the Pilot Trial of our 'artificial heart', our main goal will be to bring the VentrAssist™ to global markets in record time, with benefits flowing to patients and doctors worldwide and to our shareholders as soon as possible.

In conducting the forthcoming Pilot Trial, we will protect the dignity, privacy and wellbeing of the patients taking part in this important research.

Putting patients first means that over the next few months, Pilot Trial announcements will be in the form of joint statements between The Alfred hospital and Ventracor.

Our announcements will take the form of joint periodic updates with information based on the accumulation of data relating to the safety of the VentrAssist™.

Updates will not refer to individual patients, although individual outcomes are very important, they won't necessarily reflect the success of the entire trial, which is a safety trial of 10 patients.

Our joint periodic updates will be designed to ensure that the market is kept progressively informed of all material developments.

Readers of this newsletter will automatically receive our periodic updates.
If you are not already a subscriber, email us at: info@ventracor.com

About Clinical Trials


Service and Care
The
ALFRED

The Alfred h l's Ethics Committee I anted full approval for ilot Trial.

The purpose e Pilot Trial is to independe est the safety of the rAssist™ device in 10 nts suffering end-stage co ive heart failure.

Patient recruitme ut to commence and fan sation with the device by medical staff continues.

As we have noted before, timing for the first implant is at the discretion of the medical investigators, headed by Professor Don Esmore and Professor David Kaye.

It is imperative to understand that patients enrolled in the study are critically ill. They are not eligible for a heart transplant and are no longer responding to drug therapy.

Data collected from this trial will be used to measure treatment regimes and overall indicators that will suggest an extension of the Pilot Trial into a wider global Pivotal Trial.

The global Pivotal Trial will extend the trial process internationally. There are no precise guidelines at this juncture as to timing for extension into the Pivotal Trials.

Our Guiding Principles

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As a world leading company in artificial heart technology, integrity and excellence are fundamental to Ventracor Limited.

We understand the great potential our research and business activities hold for millions of people worldwide who suffer congestive heart failure.

We place the dignity, wellbeing, safety and privacy of all patients who receive the VentrAssist™ device before any other consideration.

Ventracor has adopted the following principles to guide its application of the VentrAssist™ device for the benefit of patients, their families, medical staff, shareholders and the community:

1. We will pursue medical technology in line with the highest medical, ethical and safety standards, protocols, guidelines, our company values as well as our legal and ASX obligations.
2. We recognise that the unique philosophical and ethical implications of medical technology must be considered at all times.
3. We respect the dignity, privacy and wellbeing of our patients and their families at all times.
4. We will do our utmost to ensure all our patients, their families and the community are fully informed about the relevant benefits, risks and potential implications of VentrAssist™.
5. We will ensure the scientific integrity of the clinical trials.
6. We will support and work closely and effectively with our partner medical teams in conducting the clinical trials in the best possible environment.
7. We will actively listen to and treat with the utmost respect, all stakeholders in an effort to understand their concerns and to help us progress in a responsible and timely way.

CMS Considers Reimbursement for LVADs

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CMS

The CMS is part of the US Department of Health and Human Services. It manages the US Medicare and Medicaid programs which benefit about 75 million Americans.

Following a recommendation from its specialist advisory body in March, the US Centers for Medicare and Medicaid Services (CMS) is expected to grant reimbursement coverage for the use of left ventricular assist devices (LVADs) as an alternative to a heart transplant.

At present, US Medicare and Medicaid only cover the use of LVADs for temporary use in patients awaiting a heart transplant. Expanded coverage could open the market to the estimated five million Americans who suffer congestive heart failure.

The CMS will issue a national coverage decision once it has considered the advice presented to it.

Follow this link for more information about LVADs as destination therapy: Summary of Evidence Medicare Coverage Advisory Committee (pdf)

Ventracor in the News

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Investor and media interest continues to grow and we expect increased international attention as the clinical trial progresses.

Leading cardiothoracic surgeon, Professor Don Esmore, tells Channel 10 viewers about the



imminent human implants to be performed at The Alfred hospital in Melbourne.



'Heart Hope' was the message on the potential that the VentrAssist™ device holds for millions of people worldwide, broadcast on the Channel 7 network.

Half-year Results

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A view inside the VentrAssist™ showing the unique hydrodynamically suspended impeller.

Ventracor reported a first half loss of $5.23 million for the six months to 31 December 2002. R&D spend increased 56 percent to $4.7million reflecting a rise in activity associated with commercialisation of the VentrAssist™.

The cash burn rate was slightly lower than market expectation. Our cash position at 31 December 2002 was approximately $14 million plus the $3.5 million received from the sale of our eHealth division in January.

eHealth Division Sale

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In January 2003 we announced the sale of our eHealth division to US-based company QRS Diagnostic. The sale added $3.5 million to our cash reserves. It allows us to give total focus on commercialising the VentrAssist™and its associated technologies.

The sale followed an extensive national and international review to identify the best possible buyer and the best possible outcome for shareholders.

Ventracor Share Price Performance

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This chart sourced from *www.asx.com.au* shows the performance of Ventracor's share price (red) from March 2001 to March 2003 compared to the performance of the Australian Stock Exchange All



Ordinaries Index (blue).

- **Red line:** shows the price of Ventracor Limited. The price level is shown on the right axis.
- **Dark blue line:** The dark blue line represents the value of the All Ordinaries index over the selected time period. The performance of the Index is measured on the left axis.
- **Burgundy line:** The burgundy line represents the 20 day moving average.

To subscribe or unsubscribe from this newsletter or for more information, please email us at : info@ventracor.com

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asx announcement

31 March 2003

Employee Options.

Ventracor Limited advises that the Appendix 3B document lodged today records the exercise of 885,000 options granted to employees on 27 March 1998 and completes a number of recent transactions for options with an expiry date of 30 March 2003.

Also included in the Appendix 3B is the exercise of 32,500 options by two employees for options granted in November 2001, with an expiry date of 30 November 2006

Lapsing of Options

In accordance with the Terms and Conditions of the relevant Employee Share Options plan(s), a total of 252,500 options have lapsed as they were granted to employees who have subsequently left the company, resulting in the options not being able to be vested. A further 16,667 options have lapsed due to non-exercise prior to the expiry date of 30 March 2003.

These numbers are reflected in the closing balance of unquoted securities as shown at item nine in the Appendix 3B lodged today.

Outstanding Options

As at 31 March 2003 there are 6,887,500 outstanding options with expiry dates of 31 October 2004 and 30 November 2006.

For further information please contact:

Walter Edgar
Chief Financial Officer
Phone: 02 – 9406 3100

31/03



03 JUN 1? 7:21

asx announcement

Ventracor 'Artificial Heart' Pilot Trial Update

Sydney, 23 April 2003: Ventracor Limited (ASX:VCR), today provided a progress report on the Pilot Trial of the VentrAssist™ 'artificial heart' at The Alfred hospital in Melbourne.

The company said Pilot Trial preparations were on track and had entered their final stages.

Ventracor Managing Director and Chief Executive Officer, Mr Michael Spooner, said that at a meeting with the medical investigative team at The Alfred hospital yesterday, Ventracor introduced an updated and improved series of Data Collection Forms. He said these forms would provide a basis for Pilot Trial data to be collected as well as supporting the global Pivotal Trial.

"This integrated approach may well provide Ventracor with significant overall time savings in our race to obtain global regulatory approval to sell the VentrAssist™ device.

"In effect, Ventracor is looking to incorporate Pilot Trial data into our global Pivotal Trial submissions, a process that has only become possible as a result of international developments in the past few weeks.

"Ventracor key staff are working closely with the medical investigative team at The Alfred hospital in Melbourne to facilitate the implementation of the additional requirements in the new Data Collection Forms.

"Ventracor is also assisting with the introduction of new clinical tools which monitor patient condition and rehabilitation. These tools will help in proving that the VentrAssist™ is the treatment of choice for patients with severe heart failure.

"We are expecting the medical investigative team to finalise recruitment of patients during May with the first implant to be performed in June.

"Ventracor will utilize this period of time to undertake additional rigorous testing of the final devices.

"We are delighted with the outcomes from our preclinical testing and want to take every opportunity to ensure the success of the overall trial process.

"Both Ventracor and The Alfred hospital are doing their utmost to ensure patient wellbeing, dignity and privacy remain our primary concern", Mr Spooner said.

For more information, please contact:

Michael Spooner
Managing Director & CEO
02 9406 3100

Julie Meldrum
Corporate Communications Manager
02 9406 3100 or 0419 228 128



asx announcement

Management Changes

Wednesday 16 April 2003: Ventracor Limited (ASX:VCR) today announced the departure of Chief Financial Officer and Company Secretary, Mr Walter Edgar.

With the sale of the eHealth Division and a streamlining of operations, a decision was made to make the position of CFO redundant at this time.

Mr David Smullen has been appointed as Finance Manager and Company Secretary.

"We thank Mr Edgar for the valuable contribution he made and we wish him every success in his future executive career," said Ventracor Managing Director and Chief Executive Officer Mr Michael Spooner.

For further information, please contact:

Michael Spooner

Managing Director & CEO

02 9406 3100

Julie Meldrum

Manager, Corporate Communications

02 9406 3100 or 0419 228 128